Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference into the registration statements on Form S-8 (No. 333-232158, 333-226063, 333-218710, 333-192555, 333-200228 and 333-206811) of B2Gold Corp. (the “Company”) of our report dated February 27, 2020 relating to the 2019 consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting, which appears in Exhibit 99.1 to the Company’s current report on Form 6-K filed on February 27, 2020.
/s/ PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
February 27, 2020